

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2018

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 21-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

> **Re: China Xiangtai Food Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 17, 2018**
> **File No. 333-226990**

Dear Ms. Dai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2018 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your response to our prior comment 1 and reissue. Please explain to us how the over-subscription option may or may not differ from a traditional over-allotment option that is commonly used in firm commitment offerings. Please also reconcile your cover page disclosure that the underwriter may exercise the over-subscription option on or prior

to the Termination Date to extend the offering for an additional 45 days to sell up to an additional 450,000 ordinary shares with the statement in your response letter that the over-subscription option can be exercised during a period of 45 days after the closing date of the maximum offering only. Please also clarify whether trading on the Nasdaq Capital Market may commence prior to the Final Termination Date.

You may contact Amy Geddes at (202) 551-3304 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure